

TRANSFORMING OFFICE DEPOT
A PLAN FOR RENEWAL AND REINVIGORATION

August 2, 2013

DISCLAIMER

General Considerations

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof. This presentation should not be construed as legal, tax, investment, financial or other advice. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed in this presentation represent the opinions of Starboard Value LP and the funds it manages (collectively, "Starboard Value") and the nationally-recognized restructuring firm Starboard Value has engaged to assist in the development of this presentation. The views expressed herein are based on publicly available information with respect to Office Depot, Inc. (the "Issuer") and the other companies referred to herein. Starboard Value recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree with Starboard Value's conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. Starboard Value has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Starboard Value does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Neither Starboard Value nor its consultants shall be responsible or have any liability for any misinformation contained in any third party, SEC or other regulatory filing or third party report. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the analyses set forth herein are based on assumptions that Starboard Value and its consultants believe to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. Starboard Value reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Starboard Value disclaims any obligation to update the data, information or opinions contained in this presentation.

Forward-Looking Statements

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Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

INTRODUCTION

- Starboard Value is the largest shareholder of Office Depot, owning approximately 14.6% of the outstanding shares of the Company

- We have engaged one of the world's leading restructuring and turnaround firms

- Along with this leading restructuring firm, and our director nominees, we have spent the last nine months developing a detailed plan to significantly improve the operating performance and value of Office Depot

- We have assembled a team of extremely talented former retail operators who are ready, willing and able to tackle each opportunity in this presentation

- We have a high degree of confidence that our team can extract substantial operational value that will accrue to Office Depot shareholders

TABLE OF CONTENTS

REAL CHANGE IS REQUIRED AT OFFICE DEPOT

REAL CHANGE IS REQUIRED AT OFFICE DEPOT

The situation is serious - Office Depot is losing its customers, relevancy, and viability as an Office Products and Services retailer

The Problem


Consumer &
Small Business
Loyalty[1]
Office
DEPOT
Transaction
Value[2]
Customer
Traffic[2]

The Answer

We have a Winning Plan:

- **Our Plan is Balanced**
  - ✓ Topline Growth
  - ✓ Efficiency & Effectiveness
- **Our Plan is Urgent**
  - ✓ 100 Day Recovery Plan
  - ✓ Improvements in 12 Months
- **Our Plan is Deliberate**
  - ✓ Competitive Repositioning
  - ✓ New Services and Categories
  - ✓ New Investments

Notes:

1) Survey results (Net Promoter Score) of 2,014 consumer, small & medium business office supply customers, conducted by an independent survey organization from December 19th through December 26th, 2012 ; SMB: Services- ODP(9%) v. SPLS (30%), Supplies – ODP(15%) v. SPLS(40%), Equipment- ODP(15%) v. SPLS(40%); Consumer: Services – ODP(19%) v. SPLS(43%), Supplies – ODP(37%) v. SPLS(39%), Equipment- ODP(24%) v. SPLS(38%)
2) ODP SEC Form 10Q (05/01/2012): “Average order value was slightly negative and customer transaction counts declined approximately 5% compared to the same period last year.”
ODP SEC Form 10Q (8/07/2012): “Average order value was slightly negative in the second quarter and customer transaction counts declined approximately 3% compared to the same period last year.”
ODP SEC Form 10Q (11/06/2012): “Average order value was slightly negative in the third quarter and customer transaction counts declined approximately 4% compared to the same period last year.”
Q4 2012 ODP Earnings Summary (2/20/2013): “Average order value was relatively flat in the fourth quarter and customer transaction counts declined approximately 5% compared to the same period last year.”

REAL CHANGE IS REQUIRED AT OFFICE DEPOT

ODP leadership is responsible for destroying shareholder value and continuing to lose market share to its competitors

Headlines

- Destroyed $9.3B (86%) in enterprise value since 2006

- 7% average decline in comps per year since 2007

- Losing North American market share to Staples: ODP Change in Market Share: -4% vs. Staples +6%

- Trailing Staples by a factor of 2.5x in customer loyalty across Supplies, Equipment and Business Services

- Responsible for significant strategic and operational failures

Market Share

Historical North American Retail Market Share Office Depot vs. Staples and OfficeMax[1]



Short and intermediate term headwinds remain strong and will require transformational leadership and innovative solutions

Notes:
1) Source: IBISWorld report

7

REAL CHANGE IS REQUIRED AT OFFICE DEPOT

Since 2006, ODP has destroyed $9.3B (86%) in Enterprise value[1] - Deeper and faster than either competitor

ODP Enterprise Value[2]   ($ in billions)



SPLS Enterprise Value[2]   ($ in billions)



OMX Enterprise Value[2]   ($ in billions)



Enterprise Value[2] Comparison   ($ in billions)



Notes:
1) As of 12/31/2012
2) Enterprise Value = Market Cap + Debt + Preferred Stock – Cash and Cash Equivalents
3) Source: marketcapchart.org, Yahoo Finance and Company 10-K SEC Filings

WEAK HISTORICAL OPERATIONAL PERFORMANCE

Since 2007, Office Depot's retail comp sales and sales per square foot have declined dramatically

North American Retail Comp Sales % Change



North American Retail Sales $ Per Sq Ft [1]



Notes:
1) 2007 Sales Per Sq Ft is adjusted for inflation to 2012 Dollars (source: http://www.bls.gov/data/inflation_calculator.htm)
2) Source: Company 10-K SEC Filings

WEAK HISTORICAL FINANCIAL PERFORMANCE

Despite a massive revenue decline of $4.8 billion from 2007 to 2012, total G&A expense has actually increased, causing G&A expense as a percentage of revenue to increase from 4.2% to 6.3% and Adj. EBITDA margins to decline from 5.3% to 3.1% over this same time period



Total Company Revenue *($ in millions)*



Total Company G&A Expenses[1] *($ in millions)*



Total G&A Expense as % of Revenue



Adjusted EBITDA[1] *($ in millions)*

Notes:
1) Non-GAAP figures which exclude charges of $40M and $127M for 2007 and 2012, respectively, and Depreciation & Amortization of $281M and $203M for 2007 and 2012, respectively

OFFICE DEPOT HAS SIGNIFICANTLY UNDERPERFORMED COMPARED TO PEERS

Office Depot's revenue growth, market share, retail comp sales, and retail sales per square foot have underperformed Staples

Revenue CAGR



North American Retail Market Share



North American Retail Comp Sales % Change



North American Retail Sales per Square Foot [1]



Notes:
1) Non-inflation adjusted dollars

OFFICE DEPOT HAS SIGNIFICANTLY UNDERPERFORMED COMPARED TO PEERS

Office Depot's operating margins are also significantly below peer levels due to higher operating expenses, clearly indicating that the Company has not reduced spending levels sufficiently to offset declines in revenues

2012 Financials   ($ in millions)

	ODP	SPLS	OMX
Revenue	$ 10,696	$ 24,381	$ 6,920
Sales / Sqft	*$175*	*$240*	*$157*
Adj. Operating Profit [1]	$ 96	$ 1,548	$ 139
Operating Margin	0.9%	6.3%	2.0%

2012 Adj. Operating Margins



Notes:
1) One time charges for ODP, SPLS and OMX are $127M, $1,038M and $115M, respectively

OFFICE DEPOT'S RECENT POOR PERFORMANCE IS PARTICULARLY ALARMING

Recent revenue, same store sales, and operating margins continue to be the worst among OSS peers

Avg. 4Q12/1Q13 Revenue %Change



Avg. 4Q12/1Q13 SG&A as %Revenue



Avg. 4Q12/1Q13 Comp Store Sales %Change



Avg. 4Q12/1Q13 Adjusted Op. Profit as %Revenue[1]



Notes:
1) Adjusted Op. Profit as reported in each company's 10-Q SEC filings and reconciliation of non-GAAP financial measures
2) Source: Companies' 10-K and 10-Q SEC filings

REAL CHANGE IS REQUIRED AT ODP

Conclusions…

- The current leadership team is not capable of producing the transformational change required to position them for omni-channel growth in the future
- The company will require radical action to stop losing customers, reverse basket declines, and recover market share
- Despite modest improvements in recent years, the existing cost structure is not sustainable

The situation is serious…The time for change is now

ODP IS LOSING ITS CUSTOMER FRANCHISE

CUSTOMER LOYALTY CAN BE MEASURED BY THE NET PROMOTER SCORE (NPS)

The NPS is a standard retail industry measure used to determine a customers' loyalty that can provide insight into the customer experience and how likely that customer is to both come back to the store / brand as well as recommend the store / brand to someone else

In order to gauge Office Depot's NPS, we conducted an independent survey of over 2,000 consumer and SMB office supply customers

We asked the following Question: How likely are you to recommend [store brand] to a friend or colleague?



Very Likely

Promoters: 10, 9

Passives: 8, 7

Detractors: 6, 5, 4, 3, 2, 1, 0

Very Unlikely

% Promoters

INSIGHT: 80% of positive comments about a brand come from promoters

(minus)

% Detractors

INSIGHT: 80% of negative comments about a brand come from detractors

=

Net Promoter Score (NPS)

GENERAL RULE OF THUMB: 40% or higher is considered an acceptable NPS score

ODP'S SMALL BUSINESS CUSTOMER LOYALTY IS POOR

STARBOARD VALUE®

Office Depot has fewer loyal small business customers than its competitors across its three key categories, Office Supplies, Office Equipment, and Business Services, based on its Net Promoter Scores (NPS)(1), an industry standard metric for loyalty comparisons



Average — Target industry rate (>40%)

Office Supplies

60%
50%
40%
30%
20%
10%
0%
OfficeMax
Office Depot
Costco
Staples
Amazon

SMB customers are approximately two-thirds less loyal to Office Depot than established competitor Staples and emerging competitors Costco and Amazon when shopping for Office Supplies

Office Equipment

60%
50%
40%
30%
20%
10%
0%
-10%
OfficeMax
Office Depot
Costco
Staples
Amazon

A similar SMB customer loyalty gap exists between Office Depot and leading competitors – Costco, Staples, and Amazon – in Office Equipment

Business Services

40%
30%
20%
10%
0%
Office Depot
UPS Store
FedEx Office
OfficeMax
Staples

SMB customer loyalty is lowest in Business Services, where Office Depot ranks lowest and trails stronger peers by either a 2:1 or even 3:1 margin

Importantly, Office Depot trails the most in what should be the highest profit margin category

Notes:
1) NPS survey results of 2,014 consumer, small and medium-sized business office supply customers conducted by an independent survey organization from December 19, 2012, to December 26, 2012

ODP'S CONSUMER LOYALTY IS BELOW AVERAGE

Among consumers, loyalty (as measured by Net Promoter Score[1]) to Office Depot is comparable to its peers in Office Supplies, but it is significantly lower in Office Equipment and Business Services



— Average   - - - - - - Target industry rate (>40%)

Consumer loyalty to Office Depot is average in Office Supplies, an area where consumers generally view the sector more favorably than SMB customers

Office Depot ranks last in consumer loyalty in Office Equipment, well below direct peers, Staples and OfficeMax, and even further below industry leaders, Amazon and Costco

Staples dominates consumer loyalty in business services, with an NPS score more than two times higher than Office Depot's

Office Depot generates higher NPS scores among consumers (although still at or near the bottom and well below the target rate), a customer that is generally less profitable and less recurring than SMB customers

Notes:
1) NPS survey results of 2,014 consumer, small and medium-sized business office supply customers conducted by an independent survey organization from December 19, 2012, to December 26, 2012

ODP IS LOSING ITS CUSTOMER FRANCHISE

ODP's most loyal customers are less loyal than the competition's. The loyalty advantage enjoyed by Staples manifests itself in "customer stickiness," making Staples customers more intensely loyal to Staples than loyal ODP and OMX customers are to their brands

Percent of #1 Ranking by Each Store Brand's Loyal Customers

Consumer	Small and Medium Business (SMB)





Staples "loyalty advantage," e.g., core consumers who rank their retailer as number one versus other retailers, is statistically significant across all key dimensions making it unlikely that core Staples consumers will ever switch to ODP or OMX

With virtually no statistically significant difference between ODP and OMX across five of six key competitive dimensions, the proposed merger of ODP and OMX is unlikely to attract Staples SMB customers

Notes:
1)   Source: Survey Results. Percentage of core customers who ranked their primary office provider as #1 in each of 6 dimensions

ODP IS LOSING ITS CUSTOMER FRANCHISE

For several years, Office Depot's comparable store sales have continuously declined, despite management's repeated optimistic statements about improvement initiatives in the North American Retail Division (NAR)

Key Retail Metrics[1][2]

		2007	2008	2009	2010	2011	2012
ODP	Customer Trans. Counts	↓	–	↓	↓	↓	↓
	Average Order Value	↑	–	↓	↓	↓	↓
	Comp. Store Sales	-5%	-13%	-14%	-1%	-2%	-5%
SPLS	Customer Trans. Counts	–	–	↑	–	↓	↓
	Average Order Value	–	–	↓	↓	↑	–
	Comp. Store Sales	-3%	-9%	-2%	-1%	0%	-2%
OMX	Customer Trans. Counts	–	↓	↓	↓	↓	↓
	Average Order Value	–	↓	↓	↑	↑	↑
	Comp. Store Sales	1%	-11%	-11%	-2%	-2%	-3%

ODP Presentation Transcripts [2]

"I'm really excited about these initiatives and ready for customers to return to our stores and be delighted by the service they receive and the product offerings available in 2012 and beyond"
- Kevin Peters, former President of ODP NAR, during 2011 Q4 Earnings Call

"…while we run a good retail operation, it's clear to me that we can get better. To raise the bar, we're targeting our efforts and resources in 2011 on a more narrowly defined set of initiatives that will improve the customer shopping experience and enhance our profitability"
- Kevin Peters, former President of ODP NAR, during 2010 Q4 Earnings Call

"In North American retail we continue to focus on providing innovative products, services, and solutions to both our business customers and consumers, while continuing to manage our costs. These initiatives will position us well as the economy recovers."
- Chuck Rubin, former President of ODP NAR, during 2009 Q4 Earnings Call

Notes:
1) Source: Company Filings
2) Source: Seeking Alpha ODP Conference Call Transcripts

ODP IS LOSING ITS CUSTOMER FRANCHISE

Conclusions…

- In a segment with already low customer loyalty, Staples dominates Office Depot across the board

- While most all of Office Depot's loyalty scores are far below both target levels and its competitors levels, Office Depot's SMB loyalty lags the most, clearly suggesting that the Company is not targeting the highly profitable SMB's effectively

- In addition to Staples, emerging players (Costco, Amazon, Walmart) will continue to reduce ODP's market share if the Company continues on its current course

- Customers are cross-shopping all channels, and ODP needs to re-engage both the SMB's and consumer to increase frequency, conversion, and unit volume

> ***To reverse ODP's customer attrition, the Company will need a much deeper understanding of the customer and develop much more compelling value propositions***

ODP IS FAILING STRATEGICALLY AND OPERATIONALLY

ODP HAS POORLY MANAGED GROSS MARGINS ACROSS SEVERAL DIMENSIONS

ODP has consistently under performed its competitors in recent years in gross margin and operating profitability



Gross Margin %

ODP (Adj.) | SPLS | OMX



Operating Profit %

ODP | SPLS | OMX

Between 2002 and 2005, ODP had better gross margin [1] than OMX. However since 2006, ODP's comparable gross margin has lagged both of its competitors

ODP's lagging margin productivity combined with a non-scalable and recalcitrant SG&A platform has resulted in consistently inferior financial performance to peers

Notes:
1) ODP's gross margin includes distribution cost, to make it comparable to those of SPLS and OMX. Distribution costs for 2007 and 2011 are provided in the Nov 2011 Investor Presentation, distribution cost for other years are assumed to be at similar level in terms of % of revenue
2) Source: Company 10-K SEC Filings, GAAP basis

ODP'S G&A EXPENSES ARE BLOATED

From 2007 to 2012, Office Depot's revenue declined $4.8 billion, yet G&A expenses actually increased $27 million over the same time period. As a result, total G&A expenses increased from 4.2% of revenue in 2007 to 6.3% of revenue in 2012, and G&A expenses per store increased from $471 to $545 over the same time period[1]

Revenue (\$ in millions)



G&A Expenses (\$ in millions)



G&A Expenses as a % of Revenue



G&A Expenses per Store (\$ in thousands)



Notes:
1) Source: Company 10-K SEC Filings, GAAP basis

ODP'S G&A EXPENSES ARE BLOATED

Based on our research, we believe that the Company's G&A expenses are bloated across several categories, including Information Technology, Finance, and Merchandising, and are significantly higher than "median" benchmark performance for global retailers



Information Technology



Finance



Merchandising

Compared to industry benchmarks, ODP is spending an additional $215 million on G&A



Previous opportunities	$ 0 million
+ G&A opportunity	$215 million
Cumulative opportunity	$215 million

ODP'S ADVERTISING EXPENSES ARE EXCESSIVE AND INEFFICIENT

Office Depot's advertising expenses are substantially higher as a percentage of revenue than their peers

In 2012, Office Depot spent $372 million, or 3.5% of revenue, on advertising expenses, versus Staples, which spent $534 million, or 2.2% of revenue, and OfficeMax, which spent $212 million, or 3.1% of revenue

Advertising Expenses v. Direct Peers			($ in millions)			
		ODP		SPLS		OMX
Total 2012 Revenue	$	10,696	$	24,381	$	6,920
Total 2012 Advertising Expenses [1]		372		534		212
% of Total Revenue		3.5%		2.2%		3.1%

Given Office Depot's significantly larger scale than OfficeMax, we question why the Company is spending a higher percentage of revenue on advertising

Notes:
1) $30 million advertising expenditure on NASCAR is excluded from ODP's 2012 advertising expenses

ODP'S ADVERTISING EXPENSES ARE EXCESSIVE AND INEFFICIENT

Furthermore, the mix of Office Depot's advertising expenditures is inefficient

- We believe that the vast majority of Office Depot's advertising dollars are spent on expensive, low ROI channels including television and print (including catalog)

- Furthermore, Office Depot has historically spent approximately $30 million on NASCAR advertising alone

  – NASCAR audiences are male-dominated, while ODP's core customers are predominantly female

  – Our research indicates that this is extremely expensive and low ROI advertising, particularly given that it does not address Office Depot's core female customer

Advertising Expense Mix vs. Global Retail Benchmark [1]

	ODP (Estimated Mix)	Benchmark
TV	80 ~ 90%	40%
Print		15 ~ 20%
Radio	10 ~ 20%	10%
Online / Mobile / Social		25%
Other		5 ~ 10%
TOTAL	100%	100%

Notes:
1) Representative benchmark for global, multi-channel retail advertising mix

ODP'S ADVERTISING EXPENSES ARE EXCESSIVE AND INEFFICIENT

Across all three of its business segments, we estimate that Office Depot's advertising expense-to-revenue ratios are also significantly higher than industry benchmarks

Advertising Expenses Opportunities				($ in thousands)
2012 ODP ($000)	**NAR**	**BSD**	**INT**	**Total [3]**
Sales	$4,457,826	$3,214,915	$3,022,911	$10,695,652
Advertising Spend[1]	$151,900	$144,700	$105,800	$402,400
Less: NASCAR	($15,000)	($15,000)	$0	($30,000)
Advertising as % Sales (adjusted)	3.1%	4.0%	3.5%	3.5%
Benchmark (Median) [2]	2.5-2.7%	2.5-3.0%	2.0-2.5%	2.0-3.0%
Opportunities ($000):				
Revised Advertising Spend	$121,920	$111,675	$73,805	$307,400
Revised Advertising as % of Sales	2.7%	3.5%	2.4%	2.9%
Total				$95,000

Compared to industry benchmarks, ODP is spending an additional $95 million on advertising



Previous opportunities	$215 million
+ Advertising opportunity	$ 95 million
Cumulative opportunity	$310 million

Notes:
1) Divisional allocation is estimated
2) Median performance for global retail >$10B in revenue
3) Source: Company 10-K SEC filings and Investor Presentation from November, 2012 (for spending on NASCAR)

ODP'S DISTRIBUTION EXPENSES ARE WELL ABOVE PEER LEVELS

ODP has an opportunity to improve profitability by implementing key actions to achieve "median" benchmark performance for Distribution expense

ODP's distribution and warehouse network is less efficient than peers due to:

- *Reliance on expensive third party arrangements for out-bound delivery and direct import*
- *Poorly thought-out and expensive International distribution network*
- *Maintaining the same physical network footprint (since 2010) despite declining sales*

North American Retail	Business Solution Division	International
		

Compared to industry benchmarks, ODP is spending an additional $122 million on distribution



Previous opportunities	$310 million
+ Distribution opportunity	$122 million
Cumulative opportunity	$432 million

MANAGEMENT HAS FAILED TO IMPLEMENT EFFECTIVE SKU RATIONALIZATION

ODP is over-assorted in stores and under-assorted online

- With approximately 10,000 SKUs per store, Office Depot is carrying more SKUs in its stores relative to Staples at approximately 7,000 SKUs, resulting in slower inventory turns, excessive inventory investment and inefficient labor deployment

- In contrast, ODP is carrying fewer SKUs online than both competitors, resulting in a weaker ability to support its customer's need for "deep catalog" items, and an inability for the store to recommend an omni-channel solution when items are not available in the store

Estimated SKU Count	Stores [1]	Online [2]
Office DEPOT	10,000	72,000
STAPLES	7,000	100,000+
OfficeMax	11,000	80,000 to 100,000

- ODP should reduce its in-store SKU count by improving its line logic, providing a "good/better/best" product assortment, consolidate its supplier base to reallocate open-to-buy to preferred vendors, and realign its private label strategy

- ODP should assort a deep online catalog through direct sourcing, supplier network, and a new marketplace platform to drive average order value to competitive levels

Notes:
1) Source: Company 10-K SEC filings, presentation to investors, and internet research
2) Source: eDataSource, March 20, 2012, and internet research

POTENTIAL SKU AND SUPPLIER COUNT OPPORTUNITY

By rationalizing its excessive SKU count and supply base, Office Depot has an opportunity to improve profitability by $33 million

SKU Count Opportunity
($ in thousands)

	NAR	BSD	Total
2012 Revenue[1]	$4,458,000	$3,215,000	$7,673,000
COGS [2]	$3,044,000	$1,969,000	$5,013,000
% COGS Impacted	15%	10%	13%
Savings Opportunity %	5%	5%	5%
Opportunity	$23,000	$10,000	$33,000



Previous opportunities	$432 million
+ SKU/Supplier rat. oppy.	$ 33 million
Cumulative opportunity	$465 million

Notes:
1) Source: ODP 10-K SEC filing for 2012
2) Excludes occupancy costs which is estimated to be 6% of revenue

ODP'S PRIVATE LABEL STRATEGY IS FLAWED – DIRECT SOURCING

Office Depot's direct sourcing mix of private label products is too low, which indicates that gross margins and profitability should also be higher

- The margin benefit of direct sourced, private label SKUs is approximately 400 to 600 basis points higher than private label products sourced through an agent, which is currently Office Depot's primary method of sourcing private label SKUs

- While Office Depot's current private label penetration mix is roughly in line with peer levels at approximately 25%, we believe the Company's direct, private label SKU penetration of 11% to 12% is too low

Direct Sourced Private Label SKU Penetration[1]



Benefits [2]

All figures are in $Millions

Revenue	$10,696
COGS (@ 65%) [3]	6,952
COGS transitioned to DL (Approximately 11% of total)	765
EBIT Improvement (~ 500 bps)	**$38**



Previous opportunities	$465 million
+ PL direct sourcing oppy.	$ 38 million
Cumulative opportunity	$503 million

Notes:
1) Peer group is defined as multi-channel retailers with revenue greater than $10B
2) Source: Company 10-K SEC filing
3) Reported COGS & Occupancy Costs at 70% of revenue, subtracting approx. 5% for occupancy costs

ODP'S PRIVATE LABEL STRATEGY IS FLAWED – SKU DIFFERENTIATION

Further, the execution of Office Depot's private label program does not provide a clear value alternative to the customer, resulting in customer confusion and possible lost sales

- Note the convoluted shredder offerings at Office Depot store #2385 in Fort Myers, FL

- ODP offers13 different shredders in this store, 9 of which were its own private label brands, a figure that is excessive relative to a more effective "good, better, best" strategy

- The Company's pricing strategy also lacked focus and was extremely confusing, with no clear logic behind pricing decisions

Lack of Pricing Logic between Different Private Label Products [1]

Brand	Price ($)	Crosscut	Capacity (Sheets)	
Ativa	89	X	10	Private label products with different features priced the same
Ativa	89	X	12	
Ativa	89	X	12	Private label products with same features priced differently
Ativa	109	X	12	

Notes:
1) Ativa is ODP's Private Label product

ODP'S PRIVATE LABEL STRATEGY IS FLAWED – SKU DIFFERENTIATION

We also observed some Private Label products being priced at or higher than some of the national brands with superior features

Lack of Pricing Logic between Different Private Label and National Brand Products [(1)]

Brand	Price ($)	Crosscut	Capacity (Sheets)	
Fellowes	125	X	12	Private label products priced higher than national brand despite having fewer features
Ativa	149	X	8	
Ativa	149	X	8	Private label products priced the same as national brand despite having fewer features
Swingline	149	Micro	17	

Office Depot is clearly over sku'd and its private label strategy lacks any clear focus, resulting in customer confusion and lost sales

Notes:
1) Ativa is ODP's Private Label product

ODP HAS A LOW MIX OF HIGH-MARGIN SERVICES

Office Depot is significantly underpenetrated in the sale of high-margin services, including copy and print, shipping and tech support

- Services generally carry gross margins of approximately 60% compared to Office Depot's average store gross margins of approximately 25% to 35%, as well as substantially higher operating margins

- We estimate that services account for approximately 6% of Office Depot's North American Retail Division revenue, which is well below the 9% of Staples' North American Retail revenue generated from high-margin services

Services as a Percentage of North American Retail Revenue



ODP HAS A HIGH MIX OF LOW-MARGIN ENTERPRISE CUSTOMERS

The mix of large, low-margin enterprise customers in Office Depot's Business Solutions Division is significantly higher than the competition

- Office Depot has a long history of incentivizing its BSD sales force to target revenue growth, so its sales people generally target large revenue enterprise accounts even though they carry little operating margin contribution

- As a result, we believe that approximately 65% or more of the Company's BSD revenues are generated by these customers, versus Staples at approximately 35%

- The problem with Office Depot's strategy is that these enterprise customers generally carry razor thin gross margins and are often unprofitable

- Alternatively, small to medium sized businesses (SMB's), which Staples primarily serves, typically offer margins more than 1,000 basis points higher than larger national enterprise accounts



Business Solutions Division Customer Mix [1]

ODP — SMB 35%, All Other 65%
SPLS — SMB 65%, All Other 35%

■ SMB ■ All Other



Enterprise versus SMB Gross Margin Differential

Large Business: 27%
Small/Medium Business: 37%
+1000 bps

Notes:
1)   Source: Industry analysis

INCENTIVIZING BASED ON PROFIT RATHER THAN REVENUE CAN RESULT IN SIGNIFICANT IMPROVEMENT IN FINANCIAL PERFORMANCE

STARBOARD VALUE

- W.B. Mason is a distributor of office products to businesses in New England and other states on the East Coast
- By focusing on the SMB and incentivizing its sales force based on operating profit, W.B. Mason is able to achieve an operating margin that is much higher than that of the Business Solutions Division of ODP

Example: Office Depot vs. W.B. Mason



Operating Margin %
12%
10%
8%
6%
4%
2%
0%
+8%
ODP BSD (1)
W.B. Mason

Notes:
1) Estimated BSD divisional operating profit, as reported in 8-K filed on April 30, 2012, including allocated corporate G&A expenses, and excluding BSD divisional charges and allocated corporate charges

ODP'S WEB CAPABILITY LACKS KEY FEATURES AFFECTING PROFITABILITY

There are weaknesses in the current website(s) that result in reduced site traffic, reduced conversion/sales, and higher operational costs than competitors



	Weakness	Implication
Personalization & Recommendation	• No personalization evident on website • Recommendation engine is less robust than other leading websites	↓ Visit frequency ↓ Sales per customer
On-line Returns & Reverse Logistics	• Currently ODP requires customers to call their Service Center to generate a return authorization and schedule a "pick-up" of the item • SPLS and OMX both allow self-generation of return authorizations	↓ Customer Acceptance ↓ Conversion ↑ Costs

With no evident personalization capability and a limited recommendation engine, ODP's sales per customer is far lower than it otherwise should be.
In addition, having customers call a service center to generate a return authorization, results in frustration among the customer base, lower conversion rates, and higher costs

ODP IS FAILING STRATEGICALLY AND OPERATIONALLY

Conclusions…

- ODP failed to move deep enough and fast enough on operating expense reductions

- Assortment optimization, direct sourcing, and SKU right-sizing can produce significant margin improvement

- ODP's Private Label strategy must be overhauled

- Significant improvement in services revenue mix can be achieved

- There is significant opportunity to develop an effective web strategy to capture more sales online

ODP's current strategy is not working and their executional performance is putting the company at risk

SUMMARY OF EFFICIENCY & EFFECTIVENESS OPPORTUNITIES

In $ Million



ODP'S NEW REAL ESTATE STRATEGY IS FLAWED

ODP'S CURRENT NORTH AMERICAN RETAIL REAL ESTATE STRATEGY HAS FAILED

- According to ODP's 10-Q SEC filing for Q3, 2012:

  - In the third quarter of 2012, impairment charges were taken for 360 stores, over 30% of total 1,114 stores

    - Approximately 230 stores will be reduced to salvage value of $7 million

    - Approximately 130 stores will be reduced to fair value of $39 million

- The North American Retail Division has taken charges recently which significantly reduced its operating income[1]:

Time Period	Charge	Reported NAR Divisional Income [2]
Q1, 2013	$5 million	$15 million
2012	$126 million	($102 million)
2011	$14 million	$28 million
2010	$25 million	$31 million

Notes:
1) Source: ODP's 10-Q SEC filing for Q3, 2013 and 8-K SEC filing dated April 30, 2013
2) Divisional operating income as reported in 8-K filing dated April 30, 2013 and 10-Q for Q1, 2013, and does not include unallocated corporate expenses and charges

ODP PLANS TO DRAMATICALLY ALTER ITS REAL ESTATE FOOTPRINT

- A significant number of ODP stores have leases for renewal over the next 5 years

  – At end of 2012, ODP operated 1,112 stores in North America

  – Over the next three years, approximately 440 stores (40% of store base) have leases up for renewal

  – In addition, approximately 280 stores (25% of the store base) have leases up for renewal in the following 2 years

  – In total, approximately 720 stores (65% of the store base) have leases up for renewal within 5 years

- ODP has publicly stated its plans to significantly downsize the current store base [1]

  – Current average store size is approximately 23,000 sqft

  – ODP will convert 440 (or approximately 40%) of its stores into small format (~ 6,000 sqft): 275 stores in next 3 years, additional 165 stores in the following 2 years

  – ODP will convert 85 stores (or approximately 8%) into mid-size format (~15,000 sqft): 60 stores in next 3 years, additional 25 stores in the following 2 years

  – ODP will close 50 stores as their base lease period ends

  – Remaining stores will remain as configured, or have leases reaching renewal period more than 5 years into the future

In total, Office Depot plans to either downsize or close 52% of its store base over the next five years

Notes:
1) Source: ODP's 10-Q SEC filing for Q3, 2012, and 10-K SEC filing for 2012

43

ODP HAS OUTLINED OPTIMISTIC FINANCIAL BENEFITS

STARBOARD VALUE®

- According to ODP[1], after remodeling, small stores (6,000 sqft footprint) will:
  - Retain 90% of revenue
  - Reduce SKU count per store by as much as 50%
  - Achieve significant savings in rent expenses due to smaller store footprint
- ODP believes that total benefit of converting to small and medium-format stores will result in higher margin overall for ODP

Illustrative example of ODP's four wall margin in its small format store assuming 90% revenue retention, improved Gross Margin from higher mix of service revenue, rent savings, and labor cost savings

All $ figures are in thousands except sqft	Current Store [1]	Small Format Store
Square footage	23,000	6,000
Revenue	$4,000	$3,600
Gross margin [2][3]	$960	$1,154
Operating expenses [4][5]	$727	$661
Operating profit	$233	$493
Operating profit margin	5.8%	13.7%
Total operating profit impact per converted store		$260

Notes:
1) Source: ODP's 10-K SEC filing for 2012, and transcript of Q3, 2012 ODP Earnings Conference Call on November 6, 2012
2) Includes Distribution costs
3) Assume the small format stores will carry 2% higher gross margin due to higher percentage of high-margin product/service revenue, and rent savings of $218K per store due to smaller store (23K sqft to 6K sqft, and rent increase from $16/sqft to $25/sqft)
4) Excludes distribution costs already included in COGS and Occupancy Costs
5) Assume a small format stores requires on average 1.5 less FTE for a total of $66K per year

44

THESE ASSUMPTIONS ARE UNREALISTIC

The assumption by Office Depot that it will retain 90% of its sales in its small store format (6,000 square feet), implies that revenue per square foot will be $600, compared to the current format of only $175 per square foot

Store Format	Square Foot	Rev / Store ($K) (2)	Rev / Sqft
Current (1)	22,948	$4,009	$175
Mid-Size	15,000	$4,000	$267
Small	6,000	$3,600	$600

For these assumptions to be true, the new small-format stores (which ODP plans to convert ~40% of its store base), would need to have over twice the revenue per square foot as the average Staples store and even higher than the leading Department Store – Neiman Marcus

Sales Per Square Foot – Retail Specialty Stores (3)


Rev ($) / sqft
$6,050
$1,000
$800
$600
$400
$200
$-
OSS
Apple
Steve Madden
New ODP Small Format Store
Neiman Marcus
Brookstone
Lumber Liquidators
Cabela's
Radio Shack
TJ Maxx/Marshalls
Bed Bath Beyond
AutoZone
DSW
Staples
Office Depot
Office Max

Notes:
1) Figures for current format stores are from ODP's 10-K SEC filling for 2012
2) For small format stores, Rev/Store is assumed to be 90% of current store average
3) Source: Companies' SEC filings

WE QUESTION THE ACTUAL PROFITABILITY OF ODP'S SMALL FORMAT STORES

Assuming a more realistic, but still difficult to achieve revenue per square foot for the small format store of $300/sqft, which is still higher than that of Staples and off-price stores leader TJ Maxx (both at $285/sqft) and 70% higher than ODP's current average ($175/sqft), the likely impact on operating profit due to the conversion to the small-format store would actually be a loss of $208K per converted store compared to the current store.

All $ figures are in thousands except square footage & $/sqft	Current Store [1]	Small Format Store
Square foot	*23,000*	*6,000*
Revenue / Sqft	*$175*	*$300*
Revenue	**$4,000**	**$1,800**
Gross margin [2][3]	**$960**	**$686**
Operating expenses [4][5]	**$727**	**$661**
Operating profit	**$233**	**$25**
Operating profit margin	*5.8%*	*1.4%*
Total operating profit impact per converted store		**$(208)**

If ODP converts 440 stores to the small store format as currently planned, we believe operating profit would be negatively impacted by approximately $92 million per year, even if ODP can increase its sales per square foot to $300/sqft (higher than Staples at $285/sqft)

Notes:
1) Source: ODP's 10-K SEC filing for 2012, and transcript of Q3, 2012 ODP Earnings Conference Call on November 6, 2012
2) Includes Distribution costs
3) Assume the small format stores will carry 2% higher gross margin due to higher percentage of high-margin product/service revenue, and rent savings of $218K per store due to smaller store (23K sqft to 6K sqft, and rent increase from $16/sqft to $25/sqft)
4) Excludes distribution costs already included in COGS and Occupancy Costs
5) Assume a small format stores requires on average 1.5 less FTE for a total of $66K per year

46

THE CONVERSION TO MEDIUM-FORMAT STORES HAS A FAR BETTER CHANCE OF SUCCESS

Our initial analysis suggests that converting current stores to a medium size format (with $267 sales / sqft) has a much better chance of success, and will be accretive to ODP's profitability

All $ figures are in thousand except square footage & $/sqft	Current Store [1]	Medium Format Store
Square foot	*23,000*	*15,000*
Revenue / Sqft	*$175*	*$267*
Revenue impact	**$4,000**	**$4,000**
Gross margin [2][3]	**$960**	**$1,028**
Operating expenses [4][5]	**$727**	**$694**
Operating profit	**$233**	**$334**
Operating profit margin	*5.8%*	*8.4%*
Total operating profit impact per converted store		**$101**

We believe reducing square footage from 23,000 to 15,000, if done properly, results in limited to no decline in total store revenue, but carries the advantage of reducing rent, labor costs and SKU's to improve profitability

Office Depot could also decide to use extra real estate in select locations as small/local distribution centers for same-day delivery

Notes:
1) Source: ODP's 10-K SEC filing for 2012, and transcript of Q3, 2012 ODP Earnings Conference Call on November 6, 2012
2) Includes Distribution costs
3) Assume same COGS %, and savings in rent of $68K per store per year, due to smaller store footprint and rent increase of $16/sqft to $20/sqft
4) Excludes Distribution costs
5) Labor cost savings due to smaller footprint and SKU reduction is assumed to average 0.75 FTE for medium stores (~33K/year)

IMPACT TO OPERATING PROFIT

If the current store strategy is executed as planned, ODP will spend $300 million in capital expenditures over 5 years and result <u>in a negative annual impact of $103 million </u>in operating profit (note: 2012 adjusted operating profit is $96 million)

All $ figures are in thousand except $/sqft	Current [1]	Medium	Small
Planned opening (closing) store count	**(525)**	**85**	**440**
Per store			
Square foot	*23,000*	*15,000*	*6,000*
Revenue / Sqft	*$175*	*$267*	*$300*
Revenue	**$4,000**	**$4,000**	**$1,800**
Gross margin [2][3]	**$960**	**$1,028**	**$686**
Operating expenses [4][5]	**$727**	**$694**	**$661**
Operating profit	**$233**	**$334**	**$25**
Operating profit margin	*5.8%*	*8.4%*	*1.4%*
Total operating profit impact for all stores			**$ (82,935)**
Incremental Depreciation [6]			**$ (20,000)**
Total operating profit impact			**$(102,935)**
Capital expenditure ($60 million / year over 5 years) [1]			**$ 300,000**

Notes:
1) Source: ODP's 10-K SEC filing for 2012, and transcript of Q3, 2012 ODP Earnings Conference Call on November 6, 2012
2) Includes Distribution costs
3) Assume same Gross Margin % for medium store, and 2% improvement in GM% for small store, and net rent savings resulting from smaller store footprint
4) Excludes Distribution costs
5) Average labor cost savings due to smaller footprint and SKU reduction is assumed to be $33K/year for medium stores and $66K/year for small stores
6) Assume $300 million total capital expenditure depreciated over 15 years

CONCLUSION ON CURRENT REAL ESTATE STRATEGY

- Current strategy has low likelihood of success

  – Large scale success for small format stores requires heretofore unachieved sales productivity by any OSS retailer

  – Small format stores may work in selected locations to replace current underperforming stores, but doing so for 440 stores (40% of the chain) is highly unrealistic

  – Requires $300 million capital investment over 5 years

  – Potentially result in an incremental annual loss of approximately $103 million in operating profit based on more realistic performance assumptions, which will reduce ODP's adjusted operating profit from $96 million to negative $7 million [1]

- We seriously question whether the management and Board fully analyzed the small store format before deciding to roll it out to approximately 40% of its store base

- Based on our analysis, we question why the Board of Directors would approve such a risky and unrealistic real estate strategy?

- The real estate strategy should be re-evaluated immediately

Notes:
1) Based on ODP 10-K SEC filing for 2012

TOTAL MARGIN IMPROVEMENT OPPORTUNITIES

After implementing our plan, we believe that ODP has the opportunity to achieve $776 million in annual EBIT (7.3% margin) after full implementation of the Efficiency & Effectiveness Initiatives and the Growth Strategy



Annual EBIT Run Rate After Full Implementation

In $ Million

| Efficiency & Effectiveness Initiatives | Growth Strategy |

EFFICIENCY AND EFFECTIVENESS INITIATIVES DETAILS

POTENTIAL G&A EXPENSE OPPORTUNITY

We believe Office Depot has a significant opportunity to improve profitability by approximately $215 million by implementing key actions to achieve "median" benchmark performance for G&A expense

G&A Expense Opportunity   *($ in thousands)*

Total 2012 Sales: $10,695,000

($ in thousands) All Divisions:	Est. 2012 Spend[1]	Est. ODP %	Benchmark %[2]	ODP at Benchmark	Opportunity
IT	$242,777	2.27%	1.40%	$149,730	$100,000
Finance	$168,981	1.58%	1.01%	$108,020	$60,000
Merchandising	$81,282	0.76%	0.25%	$26,738	$55,000
Total	$493,040	4.61%	2.66%	$284,487	$215,000



Previous opportunities	$ 0 million
+ G&A opportunity	$215 million
Cumulative opportunity	$215 million

Notes:
1) Estimated ODP G&A cost distribution based on external interviews and estimates
2) Industry Benchmarks: Median Performance for Global Retail Cohort >$10B

POTENTIAL G&A EXPENSE OPPORTUNITY

Key action levers to achieve benchmark performance include:

Key Action Levers	Details
Global service delivery model rationalization	• Expansion of shared services to support NAR, BSD and INT • Rationalize/consolidate local support • Expand global transaction processing centers , i.e., AP and HR
Streamlining and consolidating global G&A functions and processes (e.g., COEs, low cost/third party transaction centers)	• Further standardize business processes across divisions • Expand outsourcing for cost advantage
Reducing per unit transaction costs	• Reduce fixed cost base, e.g. IT infrastructure • Move to variable pricing for outside services, e.g., IT network bandwidth
Reducing / eliminating outside consultants and rationalizing all external expenditures	• Prioritize projects, re-assign internal staff to high priority efforts • Eliminate non-critical expenditures
Implementing demand management	• Adjusting consumption of G&A reports and other services to benchmark targets (affordability)

POTENTIAL ADVERTISING EXPENSE OPPORTUNITY

We believe Office Depot has a significant opportunity to improve profitability by approximately $95 million by reducing advertising expenses and more effectively allocating advertising dollars, with a focus on ROI

Advertising Expense Opportunity ($ in thousands)

2011 ODP ($000)	NAR	BSD	INT	Total
Sales	$4,457,826	$3,214,915	$3,022,911	$10,695,652
Est. Advertising Spend	$151,900	$144,700	$105,800	$402,400
Less: NASCAR	($15,000)	($15,000)	$0	($30,000)
Advertising as % Sales (adjusted)	3.1%	4.0%	3.5%	3.5%
Benchmark (Median) [1]	2.5-2.7%	2.5-3.0%	2.0-2.5%	2.0-3.0%
2011 SPLS ($000)				
Sales	$11,827,906	$8,108,402	$4,444,202	$24,380,510
Est. Advertising	$257,171	$198,656	$77,774	$533,600
Advertising as % Sales	2.2%	2.5%	1.8%	2.2%
Opportunities ($000):				
NAR Reductions				
Percentage savings	20%			
Amount	$30,000			$30,000
BSD/INT Reductions				
Percent savings		23%	30%	
Amount		$33,000	$32,000	$65,000
Revised Advertising Spend	$121,920	$111,675	$73,805	$307,400
Revised Advertising as % of Sales	2.7%	3.5%	2.4%	2.9%
Total				$95,000



Previous opportunities	$215 million
+ Advertising opportunity	$ 95 million
Cumulative opportunity	$310 million

POTENTIAL ADVERTISING EXPENSE OPPORTUNITY

Key action levers to achieve benchmark performance include:

North American Retail Key Action Levers	Details
Evaluate media mix / efficacy (e.g., print, TV, online)	• Evaluate return / lift of media spending by type • Determine appropriate allocation of advertising expenditure among media types • Reallocate advertising spend to maximize return
Focus on competitive and winnable markets, increase "dark" markets	• Reduce advertising in markets with marginal returns • Increase advertising spending in key competitive markets
Evaluate frequency: 4x month – 2x month	• Optimize frequency of inserts based on market performance
Increase vendor participation	• Structure advertising to increase vendor contribution (vendor funded space)
Reduce size	• Optimize number of pages based on market performance
Evaluate quality	• Evaluate paper specification to reduce cost

Business Solutions Division & International Key Action Levers	Details
Converted printed catalog to online	• Convert and expand online options for printed catalog
Rationalize catalog content and frequency	• Evaluate number and timing of "special" catalogs • Rationalize seasonal special editions

POTENTIAL DISTRIBUTION EXPENSE OPPORTUNITY

We believe Office Depot has a significant opportunity to improve profitability by approximately $122 million by addressing its relatively high distribution expenses

ODP's distribution and warehouse network is less efficient than peers due to:

- *Reliance on expensive third party arrangements for out-bound delivery and direct import*
- *Poorly thought-out and expensive International distribution network*
- *Maintaining the same physical network footprint (since 2010) despite declining sales*

Distribution Expense Opportunity ($ in thousands)

($000) All Divisions:	2012 Sales	Est. 2012 Spend[1]	Est. ODP %	Benchmark %[2]	ODP at Benchmark	Opportunity
NAR	$4,460,087	$196,244	4.4%	3-4%	$133,803 - 178,403	$40,000
BSD	$3,208,696	$224,609	7.0%	5-6%	$160,435 - 192,522	$48,000
INT	$3,026,870	$290,610	9.6%	8-9%	$242,150 - 272,418	$34,000
Total	$10,695,653	$711,462	6.7%	5.5%	$577,760 - 692,650	$122,000



Previous opportunities	$310 million
+ Distribution opportunity	$122 million
Cumulative opportunity	$432 million

Notes:
1) Total distribution as reported in 2012 10-K, estimated ODP costs allocation to different divisions
2) Industry Benchmarks: Median Performance for Global Retail Cohort >$10B

POTENTIAL DISTRIBUTION EXPENSE OPPORTUNITY

Key action levers to achieve benchmark performance include:

Key Action Levers	Details
Increasing direct import volume	• Reduce or eliminate reliance on third party logistics service providers for imported products
Facility consolidation	• Reduce number of US distribution centers from 15 to 10 • Evaluate selected store space for local order fulfillment
Optimizing delivery frequency	• Implement demand-driven delivery to stores (from static schedule at ~3x/week to dynamic scheduling based on demand)
Implementing segmented flows based on customer needs	• Evaluate and optimize distribution strategy based on product segment and profitability
Improving OTRQ (On-Time Right Quantity) performance and penalties	• Implement supplier benefits and penalties to improve delivery performance, including Total Cost Model
Reduce cost of reverse logistics	• Reduce the cost of product returns process

POTENTIAL PRIVATE LABEL DIRECT SOURCING OPPORTUNITY

We believe Office Depot has an opportunity to improve profitability by approximately $38 million by significantly increasing its mix of direct sourced, private label SKUs

- We believe there is an opportunity to increase direct sourced, private label penetration from approximately 11-12% currently to approximately twice as high while reducing agent-procured private label SKUs

- We estimate that this mix shift would drive 400 to 600 basis points of margin improvement, or $30 million to $45 million of increased profitability, for items sourced directly

Private Label Direct Sourcing Opportunity	($ in millions)
Revenue	$10,696
COGS @ 65%	6,913
COGS transitioned to direct source	760
Opportunity (@ ~ 500 bps)	$38



Previous opportunities	$432 million
+ PL direct sourcing oppy.	$ 38 million
Cumulative opportunity	$470 million

POTENTIAL PRIVATE LABEL DIRECT SOURCING OPPORTUNITY

STARBOARD VALUE

Office Depot must:

Key Action Levers	Details
Drive direct sourcing as the preferred alternative to sourcing through agents, with select exceptions based on cost and quality	• Expand and accelerate direct sourcing capabilities • Assign aggressive targets by category for direct sourcing penetration
Develop and reinforce clear strategy that guides the development and inclusion of private label products	• Adopts a price leader private label strategy that delivers improved quantity and quality over national brands • Set aggressive private label profitability targets by category
Improve the line logic of "good, better, best," and assort the right balance of features and benefits to allow the customer a clear choice	• Correct and rationalize private label product positioning strategy

POTENTIAL SKU AND SUPPLIER COUNT OPPORTUNITY

By rationalizing its excessive SKU count and supply base, Office Depot has an opportunity to improve profitability by $33 million

SKU Count Opportunity
($ in thousands)

	NAR	BSD	Total
2012 Revenue	$4,458,000	$3,215,000	$7,673,000
COGS [1]	$3,044,000	$1,969,000	$5,013,000
% Procurement Cost Impacted	15%	10%	13%
Savings Opportunity %	5%	5%	5%
Opportunity	$23,000	$10,000	$33,000



Previous opportunities	$470 million
+ SKU/Supplier rat. oppy.	$ 33 million
Cumulative opportunity	$503 million

Notes:
1) Excludes occupancy costs which is estimated to be 6% of revenue
2) Source: ODP 10-K SEC filing for 2011

POTENTIAL SKU AND SUPPLIER COUNT OPPORTUNITY

Key Improvement Actions:

Key Action Levers	Details
Realigning the private label strategy	• Develop a "good, better, best" product assortment • Develop a more effective line logic • Standardize pricing standards
Consolidating the supplier base to reallocate open-to-buy preferred vendors	• Evaluate vendor by economic performance and total cost model by product category • Rationalize supplier base while respecting risk management needs
Drive average order value to competitive levels	• Expand ODP online presence, increase advertising spending in online channel • Develop a deep online catalog through direct sourcing, a supplier network, and a new marketplace-driven platform

POTENTIAL SERVICES OPPORTUNITY

We believe Office Depot has an opportunity to improve profitability by approximately $16 million to $47 million by significantly increasing its mix of high-margin services as a percentage of revenue

The analysis below shows the operating income benefits if service revenue as percentage of total sales is increased to certain levels. For specific actions and cost-benefit analysis, please see the Services / Categories Extension discussion in the Growth Strategy section

Services Opportunity				($ in thousands)
Per Store	**Current**	**Potential Opportunity**		
Service as % Revenue	6%	9%	12%	15%
Revenue [1]	$4,000			
Additional service revenue		$ 120	$ 240	$ 360
Gross margin improvement (30%)		$ 36	$ 72	$ 108
Net additional labor [2]		$ 22	$ 44	$ 66
Net operating profit impact		$ 14	$ 28	$ 42
Total OP impact for all 1,112 stores		$15,600	$31,100	$46,700

Notes:
1) Revenue per store is based on ODP's 2012 10-K SEC filing. ODP has 1,112 stores open at end of 2012
2) Assuming on average, every 3% improvement of service revenue as % total sales will require additional 1/3 FTE resource per store, or $66K / 3 = $22K per store

POTENTIAL BUSINESS CUSTOMER MIX OPPORTUNITY

By increasing Business Solutions Division's (BSD) mix of highly-profitable SMB customers, and decreasing the mix of low-margin enterprise customers, by 10% to 15%, we estimate that Office Depot could improve profitability by $32 million to $48 million

The analysis below shows the operating income benefits if higher percentage of total sales to small- and medium-sized businesses can be achieved. For specific actions and cost-benefit analysis, please see the Services / Categories Extension discussion in the Growth Strategy section

Customer Mix Opportunity			($ in millions)
2012 BSD revenue	$3,215		
Current % sales to SMB	35%		
SMB mix improved to		45%	50%
Additional revenue to SMB		$321	$482
Margin improvement (1,000 bps)		$ 32	$ 48

SUMMARY AND RISK ADJUSTMENT – EFFICIENCY & EFFECTIVENESS OPPORTUNITIES

In $ Million



$600
$500
$400
$300
$200
$100
$0
$215
$95
$122
$33
$38
$503
$178
$325
G&A
Advertising
Distribution
SKU/Supplier Rationalization
Direct Sourcing
Total E&E Opportunity
Risk Adjustment
Risk Adjusted EBIT

GROWTH STRATEGY

THERE ARE SIGNIFICANT OPPORTUNITIES WITH THE EXISTING ASSET BASE TO DRIVE SUBSTANTIAL GROWTH

Starboard Value

Office Depot should not only focus on operational improvement, but also explore opportunities to reach more customers and offer solutions rather than simply products or services

- Core assets already in place to support growth
  - Over 1000 US Retail locations interacting with 1000's of customers and SMB's daily
  - A mature and experienced business services segment providing products and services to consumers and SMB's
  - 5th largest e-commerce website
- Become a complete solution provider to SMB's
  - Products are only part of the solution
  - ODP should consider providing higher margin services
  - Partner(s) can be leveraged to reduce the required capital investments and fill gaps in ODP's capabilities needed to offer extended categories of services, e.g., web site development
  - ODP should target currently underserved SMB's by becoming a one-stop solutions provider to SMB's through a deliberate omni-channel strategy
  - Focusing on SMB's will not alienate ODP's existing consumer customers
- Capitalize on ODP's position as the 5th largest online retailer, behind only Amazon, Staples, Apple and Dell (1)
  - Examples from leading online retailers
    - Wal-Mart & Amazon: Expanding online to have local stores/partners fulfill same day delivery
    - Staples: Becoming one stop shop for business fulfillment, similar to Amazon Marketplace for businesses

Notes:
1) OfficeMax Investor Day presentation, Nov. 16, 2011

BECOMING A COMPLETE SOLUTIONS PROVIDER TO SMB

Office Depot should focus on building and extending it customer appeal through enabling omni-channel capabilities combined with new solutions and solutions focus

- Develop omni-channel capabilities to serve SMB's and other customers regardless of how they shop
  - Provide ODP employees with full visibility to customers history, open orders and preferences when interacting in stores, online, or over the phone
    - Example: allow customers to place order online and pick up in stores in the same day
  - Uniquely tailor customers' online and in-store experience to their needs and preferences
  - Change organizational focus and capabilities from product- or channel-centric to customer-centric
  - Develop incentive programs aligned with omni-channel strategy

- Extend product and service offerings to become one-stop solutions provider to SMB's
  - Subscription-based tech support / IT services
  - Managed print solutions
  - Office design solutions
  - Office Depot credit and loyalty programs
  - Website & domain name services

Notes:
1) For a more detailed discussion, please go to the Services / Category Extension slides in Growth Strategy section

67

OPPORTUNITIES ON INTERNET PLATFORM

Office Depot has an opportunity to leverage its on-line platform to provide more products and services to SMB's and consumers

- Although it is the 5th largest online retailer, Office Depot lags Staples (#2 behind only Amazon) in expanding into the internet platform
  - Approximately 35% of Office Depot's revenue came from online, compared to Staples at over 40% (1)
  - Office Depot's online store offers approximately 70 thousand SKUs, compared to Staples' online store offering over 100 thousand SKUs
  - Office Depot should offer more products in its online stores

- Office Depot should investigate different approaches to expand its online presence, some of which have been adopted by other leading online retailers
  - Becoming a one-stop solutions provider for SMB's, capable of satisfying all their needs
  - Develop an ODP online store offering similar to Amazon Marketplace for SMB's, leveraging other sellers to offer more specialized products and services
  - Re-allocate some of the space in large stores to hold inventory for online/same day fulfillment

Notes:
1) Online revenue figures for each company was provided by OfficeMax Investor Day presentation, Nov. 16, 2011

DRIVING NEW VALUE WITHIN ODP

Our vision is to focus on the needs of the SMB target customer, deliver crisp value propositions to serve their needs, and draw others who are attracted to the value propositions

Mix of Segment Revenue [1]



Margin Rate



+1000 bps

Serving SMB's will not turn off others

Consumers are highly sensitive to convenience /location, which we intend to enhance



Large businesses and the public sector are sensitive to value, which we intend to retain

SMB's are underserved

- SMB's needs evolve as they grow, increasing their spend on adjacent categories

- Our research shows that SMB's are not well served in this space, based on NPS scores

- There is an opportunity for someone to emerge and address their needs

Notes:
1) Source: "Starboard Discloses 13.3% Ownership in Office Depot and Sends Letter to CEO and Board Directors", PRNewsWire, September 17, 2012

DRIVING NEW VALUE WITHIN ODP

SMB's have told us what a provider needs to demonstrate to win their loyalty

We conducted focus groups, online surveys, and individual interviews of SMB owners and purchasing managers, and heard the following:



Respect Me and My Time

"I wouldn't go completely out of my way to a store that's pretty far away just to save 10, 5%..its not worth it, because I'm very busy."
– Respondent

Reward Me

"[membership rewards]..You can spend $50 dollars a year if you're getting some of those kinds of benefits...Its like Costco membership and quite often I've gotten back some [reward dollars]…I had one year that I maxed out…the more you spend, the more you get back."
– Respondent

My Business is My Life

" [supplies shopping]I'm the purchasing agent for everything, and even though it takes away from my time selling and trying to move things forward…"
– Respondent

DRIVING NEW VALUE WITHIN ODP

STARBOARD VALUE

To address the SMB's core needs, ODP must implement four Growth Strategy to reposition themselves as the provider of choice

Core Needs
- Respect Me and My Time
- My Business is My Life
- Reward Me



GROWTH STRATEGY TO ADDRESS CORE NEEDS

Engagement Model	True Omni-Channel Presence	Reinvented Loyalty Program	Services / Category Extensions
Redesign the way in which ODP engages the SMB, understands their needs, and provides solutions	Recognize the customer whenever and wherever they choose to engage with us to improve the context of the engagement	Dramatically simplify the rewards mechanisms to increase the perception of value and ease of use	Expand services and adjacent categories where ODP can grow share of mind and share of spend
• New selling processes and tools • Re-aligned incentives • Institutionalize selling culture	• Visibility of customer information across all channels • Individualized shopping experience	• New loyalty program • ODP debit cards • Simplified rules and rewards mechanisms	• IT services • Managed Print • Office Design • Web services • Mobile phones / activation






DRIVING NEW VALUE WITHIN ODP – NEW ENGAGEMENT MODEL

Our changes will transform the customer relationship with ODP from "Order Taking" to "Solution Selling"

Evidence of Problem

- Declining average order value
- Declining traffic
- Interaction with staff in stores and BSD
- Online lack of personalization/ recommendation engine

Key Action Levers

- Institutionalize a selling culture
- Deploy best-in-class sales processes and tools
- Provide employees with instant access to product and customer information
- Align incentives to solution selling
- Make employees customer segment aware and able to provide tailored solutions



Forthcoming employee testimonial: "Selling is what I do and I have the skills and tools to be good at it"

DRIVING NEW VALUE WITHIN ODP – NEW ENGAGEMENT MODEL

Our changes will transform the customer relationship with ODP from "Order Taking" to "Solution Selling"

Revenue and Operating Profit Impact



Assumptions:
- Implementation begins in 2013
- Improved engagement model entices increasing proportion of customers across all channels to shop more frequently
- By 2017, 20% of ODP's customer base increase transaction frequency (1 additional transaction per year)
- Gross margin rate and basket size is equal to current base to isolate impact of other initiatives

Previous opportunities	$503 million
+ New Engagement Model	$ 89 million
Cumulative opportunity	$592 million



Forthcoming employee testimonial: "Selling is what I do and I have the skills and tools to be good at it"

DRIVING NEW VALUE WITHIN ODP – NEW ENGAGEMENT MODEL

Key action levers to achieve benchmark performance include:

Key Action Levers	Details
Institutionalize a selling culture	• Implement customer selling and engagement model • Align store labor model and schedule to emphasize customer engagement
Deploy best-in-class sales processes and tools	• Implement daily sales tracking and scorecards • Provide additional sales training to all associates
Provide employees with instant access to product and customer information	• Provide an integrated access to data across all channels
Align incentives to solution selling	• Implement sales incentives which encourage broader solution selling – Example: Creating an ink replenishment solution instead of simply selling ink cartridges
Make employees customer segment aware and able to provide tailored solutions	• Implement customer segmentation • Develop unique segment value propositions

DRIVING NEW VALUE WITHIN ODP – TRUE OMNI-CHANNEL PRESENCE

In the new ODP Omni-Channel model, associates will have real-time, in depth knowledge of individual customers in order to better serve them regardless of channel

Evidence of Problem

- Online performance lagging those of industry leaders
- Low presence of SMB in customer mix
- Difference customers have different channel preferences:

Segment	Head of household	Home Office	Office base 1-5 emp	Office base 6-24 emp	Multi-loc 25-75 emp	National, Global
Preferred Channels	Store, Web, Mobile	Store, Web, Mobile	Store, Web, Mobile	Store, Web, Catalog	Web, Catalog, Account	Integrated Web, Account
Relationship Construct	Loyalty Program, Club	Loyalty + Subscription, Club	Loyalty + Subscription, Club	Contract + Subscription, Club	Contract + Subscription, Personalized	Contract, Integration, Personalized

Key Action Levers

- Customer experience in all channels will be uniquely tailored to their needs and preferences
- ODP employees will have full visibility to customer history, open orders and preferences when interacting
- Organizational focus and capabilities will be customer-centric rather than product- or channel-centric
- Incentives aligned with omni-channel strategy



Forthcoming customer testimonial: "I see a reflection of my business in every interaction with ODP, regardless of channel"

In the new ODP Omni-Channel model, associates will have real-time, in depth knowledge of individual customers in order to better serve them regardless of channel



Revenue and Operating Profit Impact

Assumptions:
- Implementation begins in 2013
- Improved omni-channel experience entices customers to increase spend (personalization and recommendation drives transaction size)
- 20% of customers are positively impacted by omni-channel resulting in 10% increase in average order value

Previous opportunities	$592 million
+ Omni-Channel	$ 43 million
Cumulative opportunity	$635 million



Forthcoming customer testimonial: "I see a reflection of my business in every interaction with ODP, regardless of channel"

DRIVING NEW VALUE WITHIN ODP – TRUE OMNI-CHANNEL PRESENCE

Key action levers to achieve benchmark performance include:

Key Action Levers	Details
Customer experience in all channels will be uniquely tailored to their needs and preferences	• Implement tailored customer engagement model based on segmentation
ODP employees will have full visibility to customer history, open orders and preferences when interacting	• Implement real time customer information capability
Organizational focus and capabilities will be customer-centric rather than product- or channel-centric	• Implement customer segmentation • Design customer-specific value propositions • Create a mindset focused on fulfilling customer needs rather than selling products features
Incentives aligned with omni-channel strategy	• Create a consistent incentive structure across all channels
Expand online market share	• Develop an effective web strategy to compete more effectively with SPLS / OMX and other major online retailers with presence in the office supply market, e.g., Amazon.com and Costco



DRIVING NEW VALUE WITHIN ODP – NEW LOYALTY PROGRAM

The new ODP loyalty program is simple to understand, convenient to use, and drives increased shopping frequency and spend

Evidence of Problem	• NPS scores and customer interviews demonstrated that there is little loyalty in this industry, and customers would be willing to increase their frequency of purpose if the company offered clear and consistent value

Key Changes	• Create an industry-leading customer loyalty program that is easy to understand and easy to use
	• Debit card based
	• Better visibility into customer behavior and subsequent tailoring
	• The reinvention could include expansion to various business model:
	   – Private label debit cards
	   – Advantaged pricing for members
	   – Clubs
	   – Group rates on common SMB purchases like vehicles and insurance

Forthcoming customer testimonial: "Being rewarded for my loyalty is effortless"

DRIVING NEW VALUE WITHIN ODP – NEW LOYALTY PROGRAM

The new ODP loyalty program is simple to understand, convenient to use, and drives increased shopping frequency and spend

Revenue and Operating Profit Impact



Assumptions:
- *Implementation begins in 2013*
- *By 2017, 33% of SMB and 15% of Consumers will enroll in the program*
- *Planning assumption: average order value will increase by 15% and transaction count will increase by 12.5%*
- *The program will offer customers with a 5% pricing incentive*
- *5% of customer attrition can be avoided*

Previous opportunities	$635 million
+ Loyalty Program	$ 27 million
Cumulative opportunity	$662 million



Forthcoming customer testimonial: "Being rewarded for my loyalty is effortless"

STARBOARD VALUE

DRIVING NEW VALUE WITHIN ODP – NEW LOYALTY PROGRAM

Key action levers to achieve benchmark performance include:

Key Action Levers	Details
Create an industry-leading customer loyalty program that is easy to understand and easy to use	• Eliminate points and redemption process • Implement standard percent off all purchases
Debit card based	• Implement an Office Depot-branded debit card
Better visibility into customer behavior and subsequent tailoring	• Capture detailed purchase data unique to each customer • Implement personalized promotions and campaigns based on the captured data

Previous loyalty programs from other leading retailers have led to increased sales of 30~40%

80

DRIVING NEW VALUE WITHIN ODP – SERVICE / CATEGORY EXTENSIONS

ODP will add key adjacent products/services to increase their share of the customers' spend

| **Evidence of Problem** | • Percent of sales in services and high margin products is low compared to major competitors and industry leaders |

| **Key Changes** | • Enter / accelerate adjacent categories with growing demand among SMB's
• Focus on subscription-based services to create lasting customer relationships |



Forthcoming customer testimonial: "My office is anywhere I am and Office Depot is at my fingertips"

DRIVING NEW VALUE WITHIN ODP – SERVICE / CATEGORY EXTENSIONS

ODP will add key adjacent products/services to increase their share of the customers' spend

Revenue and Operating Profit Impact



Incremental Revenue

Incremental Op Income

Assumptions:
- *Implementation begins in 2013*
- *Mobile/smart phone sales growing to 2 units/day/store*
- *Convert 4% of ODP's SMB customer base to comprehensive subscription-based tech support model*
- *Have 50,000 printers/copiers (toner/paper) under a replenishment arrangement*
- *Capture 13.3% of the SMB Office Design spend*

Previous opportunities	$662 million
+ Service/Cat. Extension	$317 million
Cumulative opportunity	$979 million



Forthcoming customer testimonial: "My office is anywhere I am and Office Depot is at my fingertips"

DRIVING NEW VALUE WITHIN ODP – SERVICE / CATEGORY EXTENSIONS

Key action levers to achieve benchmark performance include:

Key Changes	Details

Enter / accelerate adjacent categories with growing demand among SMB's	• Mobile phones and activation in store
	  – Partner with mobile service providers to provide activation service in store in addition to selling mobile phones
	• Expand managed print solutions in U.S.
	  – Accelerate and expand managed print services in existing and new SMB/corporate accounts
	• Offer office design services
	  – Develop office design services to complement and expand office furniture product offering
	• Expanded network of partner service offerings that address key pain points
	  – Develop a network of 3rd party value-add service partners to provide adjacent solutions, e.g., insurance, travel and accounting, to SMB's

Focus on subscription-based services to create lasting customer relationships	• Develop recurring revenue stream through subscription-based services to SMB's, e.g. technical support

DRIVING NEW VALUE WITHIN ODP

In addition to addressing the enablers, ODP must immediately begin conducting tests to determine customer and market acceptance



DRIVING NEW VALUE WITHIN ODP

STARBOARD VALUE®

Description of concepts to be tested

Solution Bundles/ Packages	• Provide complete solution bundles at package pricing • In-store and online	Today ODP does not easily allow the customer to visualize and understand all the pieces and parts that make a complete solution. ODP can create visual displays in store and online, along with checklists, supported by helpful advice and recommendations, to make any purchase more complete. This supports the Respect My Time value proposition, and if the solution bundle/package contains a promotional discount, also addresses Reward Me (could be linked to Loyalty Program).
My Office Away From Home	• In-store office space • Demonstrate solutions • Capture product and service needs	Convert excess space into working space for professionals who need a space to work – whether just to get out of the house or while they are traveling. Outfit the space with office furniture that the professionals can purchase (funded by the vendors), WiFi, high-quality video conference capabilities, and secretarial services. The professional can easily access printing/copy and shipping services, and pick up any supplies needed. Technical support is also available. Space and secretarial services can be rented, with discounts for members of the loyalty program.
Preferred Provider to SMB Groups	• National and local partnerships • Networking • Co-marketing/promotion	ODP has the opportunity to partner with professional and networking organizations that serve SMB's to become the preferred provider of business-oriented solutions. Imagine a national group like Ernst & Young's Entrepreneur of the Year program, or the myriad local organizations represented in every market ODP serves. Through this effort, ODP can promote the organization in store and online, and likewise, the organization can promote ODP.
In-store Workshops for SMB's	• Educate SMB's • Networking • Traffic and engagement	ODP will promote sessions for local professionals to help customers understand critical topics for running their business, like accounting basics, records retention, critical legal issues, professional networking. These local professionals could be suppliers to ODP, and their services could be paid through ODP's POS system. While in-store, SMB's can pick up supplies for all their needs, and learn about additional services available through ODP's network.

Applicable In-store

Applicable Omni-channel

DRIVING NEW VALUE WITHIN ODP

Description of concepts to be tested

Business Pro Network	• Appointment-based access to professionals • Legal, insurance, marketing, tech support	Small businesses and entrepreneurs often don't have the resources and access to expertise that larger companies provide. The Business Pro network, an appointment-based service in store and online, offers access to a screened network of experts in incorporation, insurance, web design, marketing and technical support that can help you as needed, or on an ongoing basis. Since the service is billed through ODP, you qualify for rewards points and special offers.
Big Data for Small Business	• Customer, industry and macro trends • Knowledge and insight to make the SMB as smart as the large businesses	Large businesses have internal and external data available to them which, when analyzed effectively, gives them a competitive advantage in understanding markets, customers, trends, and disruptors. Big Data for Small Business offers customer, industry, and macro trends that provide the knowledge and insights to micro, small and medium businesses through a web portal subscription, for a fee or as a benefit of a loyalty program.
Concierge for SMB	• Personal solution assistant • Commission-model	Introducing "Your Concierge" from ODP, your personal solution assistant that is there to advise and support your ever changing needs. The Concierge works on a commission basis, and is your advocate for finding the solution that fits within your budget.
Club Model	• Access to exclusives and group rates • Day-in-day-out savings	SMB's are worried about their bottom line, don't have spare time, and they need peace of mind that they are not overpaying since it's coming directly out of their pocket. They do some homework here and there but ultimately gravitate to a pattern that they do not have to overthink. For a modest annual fee, the small SMB would get many perks that larger accounts get (guaranteed discounts, free delivery, pooled resources, etc.) Most importantly, they would get a comprehensive assortment of office supplies and equipment with day-in-day-out savings so they no longer have to go from place to place looking for the best option.

Applicable In-store	Applicable Omni-channel

DRIVING NEW VALUE WITHIN ODP

Description of concepts to be tested

Hub and Spoke	• Club-like model • Courier delivery for urgent needs • Fulfilled from central store location	Business customers prefer to do most of their business supplies, equipment and services online and/or with a preferred supplier (with or without an account). But every need isn't predictable and some stuff can't wait for a 1-2 day delivery. If ODP scales back stores, the customer would still have an *immediate* fulfillment option that would get them the same pricing discounts/rewards that they get with direct fulfillment. They could go to a centralized hub location or have it couriered to their office – whatever option was preferred. For a small annual fee and participation in the loyalty program, the customer the customer would be entitled to a set number of emergency deliveries.
Outfit My Business	• Office design • Solution upsell • Branded alliances (e.g., IKEA, Pottery Barn)	Available in-store and online, ODP will provide appointment-based access to a professional designer (DesignPro), who will visit your office location (or at an ODP store) to discuss your needs and design the right environment for you. From office furniture, to the perfect break room, to the technical infrastructure required to operate your business, the DesignPro can pull together options and pricing. Furniture options could include product from non-traditional partners, like Ikea or Pottery Barn.
Family Friendly	• Scrapbooking/crafts • Stay and play, while parents take care of business	Convert excess space into a family friendly zone, which encourages kids and their parents to be creative. Partner with Archivers to provide scrapbooking and crafts items. Classes and events can be scheduled to encourage interaction with other families. SMB Parents can take advantage of services which can be scheduled to coincide with the kids' classes, including meetings with professionals (legal, tax, etc.) as well as printing, shipping and technical support. Bring your tablets and smartphones to download the latest family friendly apps.
Website Services	• Develop customized websites • Domain name registration	Develop partnerships with leading online service providers to enable ODP to assist SMB's in developing their website and e-commerce capabilities. Help SMB's to register domain name, build and maintain website, and e-commerce platform

Applicable In-store   **Applicable Omni-channel**

DRIVING NEW VALUE WITHIN ODP

Description of concepts to be tested

Promote My Business

- Setup your web and social networking
- Online/in-store network to connect small businesses

Most small businesses need help when they are starting out with website design, logo creation, and business cards. But how do they get word out to their target customers that they are in business? ODP can help by creating an in-store and online network to help businesses connect to each other, with localization, reviews/recommendations, and if services are selected, rewards can be offered to the buyer, paid by the seller, with a referral fee to ODP to maintain the network. Events can be hosted in store and online.

Meaningful Alliances

- Category partnerships
- Brand enhancement

ODP can expand options available to its customers and increase its brand perception by forging productive alliances with other brands. Imagine Ikea furniture available in-store and online or Archivers for scrapbooking and craft related products. ODP should pursue only those relationships which augment their positioning as the solution provider to SMB's, or address underutilization of space or expanded online assortment requirements. This should augment existing offerings, or be a preferred outsource where internal capabilities to manage the category are inefficient or non-existent.

Applicable In-store	Applicable Omni-channel

WE BELIEVE...

- ODP needs to focus on SMB as the target customer

- Sustaining the current operating model will not address the SMB's needs

- There are four transformational enablers that ODP must address to set the stage for growth

- There is room in the industry for a new player who will change the game to serve the SMB needs across all channels

ODP needs transformation, not just optimization

NEW REAL ESTATE STRATEGY

NEW REAL ESTATE STRATEGY – MEDIUM SIZE STORES

- Our initial analysis suggests that converting current stores to medium size format has much better chances of success, and will be accretive to ODP's profitability

All $ figures are in thousand except square footage & $/sqft	Current Store [1]	Medium Format Store
Square foot	23,000	15,000
Revenue / Sqft	$175	$267
Revenue impact	**$4,000**	**$4,000**
Gross margin [2][3]	**$960**	**$1,028**
Operating expenses [4][5]	**$727**	**$694**
Operating profit	**$233**	**$334**
Operating profit margin	5.8%	8.4%
Total operating profit impact per converted store		**$101**

Notes:
1) Source: ODP's 10-K SEC filing for 2012, and transcript of Q3, 2012 ODP Earnings Conference Call on November 6, 2012
2) Includes Distribution costs
3) Assume same COGS %, and savings in rent of $68K per store per year, due to smaller store footprint and rent increase of $16/sqft to $20/sqft
4) Excludes Distribution costs
5) Labor cost savings due to smaller footprint and SKU reduction is assumed to average 0.75 FTE for medium stores (~33K/year)

NEW REAL ESTATE STRATEGY – REPLACE LARGE STORE WITH 2 OR MORE SMALLER/MEDIUM STORES IN SELECTED LOCAL MARKETS

- In markets with high customer density, it may be advantageous to have two or more smaller stores instead of one giant store

  - Proximity to more customers in the area

  - More flexibility in planning store layouts, product assortments, and promotions

  - Better engagement with customers, better customer experience

- However, as shown in our earlier analysis, the small store approach may not be financially beneficial if applied to a large number of stores

  - Target stores must be judiciously selected, cost-benefit trade-offs thoroughly analyzed, and the conversions carefully planned and executed in order to reap the benefit offered by the small store model

NEW REAL ESTATE STRATEGY – ALLOCATE PART OF THE LARGE STORE FOOTPRINT TO FULFILL ONLINE ORDERS

- For large stores with long-term leases, part of the store may be converted to warehouses to fulfill local online orders

  - Exploit "comparative" fulfillment advantage based on proximity to customers

  - Better (in terms of time and cost) able to fulfill next-day/same-day, delivery orders for local customers

    - This can be leveraged to compete with online retail giants such as Amazon

  - Improved customer availability for both in-store and online fulfillment

100 DAY PLAN

OUR PLAN IS URGENT – WE INTEND TO ACHIEVE RUN-RATE VELOCITY WITHIN 12-18 MONTHS

STARBOARD VALUE

Subsequent planning and implementation work will follow the initial 100 Days that will be required to achieve run rate savings within a 12 to 18 month time frame



ACTIONS

I. Strategic and Operational Assessment & Launch "Quick Hits"

- Assess, validate, and quantify opportunities
  - Strategy: SBU Assessment (Performance, Trajectory, Capabilities, Investments)
  - Revenue: Merchandising Effectiveness, Marketing Effectiveness, Channel Assessment
  - Operations: Distribution, Sourcing, Retail Ops
  - SG&A: Selling Costs, G&A, Corporate Structure
- Assess structure and talent across the organization
- Identify and take immediate action on "quick hit" opportunities

II. Optimize Current State, Execute Close-in Opportunities, Validate and Plan for Long-term

- Work with management and BOD to select and prioritize opportunities
- Develop performance improvement plan with milestones and measurements
- Determine where resources are required to support plan implementation
- Assign budget oversight and accountability
- Refine analysis on longer-term opportunities recommended for further study

III. Long-term Recovery Strategy

- Implement changes across entire organization
- Transition ownership and execution from "SWAT" teams to on-going/daily operational management
- Oversee and track success

Develop long-term, multi-channel merchandising, marketing, and category/service strategy

TIME

100 Days

On-going

TOTAL MARGIN IMPROVEMENT OPPORTUNITIES

After implementing our plan, we believe that ODP has the opportunity to achieve $776 million in annual EBIT (7.3% margin) after full implementation of the Efficiency & Effectiveness Initiatives and the Growth Strategy



Annual EBIT Run Rate After Full Implementation

In $ Million

Efficiency & Effectiveness Initiatives | Growth Strategy

Base EBIT: $96 (0.9% Margin)
G&A: $215
Advertising: $95
Distribution: $122
SKU/Supplier Rationalization: $33
Direct Sourcing: $38
New Engagement Model: $89
Omni-Channel: $43
Loyalty: $27
Services / Category Extensions: $317
Total EBIT: $1,075
Risk Adjustment: $299
Risk Adjusted EBIT: $776 (7.3% Margin)

Notes:
1) Based on ODP 10-K for 2012

SUMMARY LEVEL PLAN

The work plan is aligned against the business case objectives and organized by our major efficiency & effectiveness initiatives and the strategic growth enablers

Category	Initiative	Potential EBIT Improvement $M
Efficiency & Effectiveness Initiatives	Business Unit Strategic Review	---
	G&A	$215
	Advertising	$95
	Distribution	$122
	SKU / Supplier Rationalization	$33
	Direct Sourcing	$38
	Merger Planning	---
Topline Growth Enables	New Engagement Model	$89
	True Omni-channel	$43
	Reinvent Loyalty Program	$27
	Services / Category Extensions	$317



Day 1
Day 100

DETAILED LEVEL PLAN

STARBOARD VALUE

Week

Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Business Unit Strategic Review

Assess North American Retail
- Business Unit Strategy review and SWOT
- Current/Project Performance
  - P&L/Assets/Operational Metrics
  - Forecast/Trajectory review
- Capabilities review
- Organization and Talent review
- Key programs and investments

Assess Business Solutions Division
- Business Unit Strategy review and SWOT
- Current/Project Performance
  - P&L/Assets/Operational Metrics
  - Forecast/Trajectory review
- Capabilities review
- Organization and Talent review
- Key programs and investments

Assess International
- Business Unit Strategy review and SWOT
- Current/Project Performance
  - P&L/Assets/Operational Metrics
  - Forecast/Trajectory review
- Capabilities review
- Organization and Talent review
- Key programs and investments

Assess Potential Merger Implications to Priorities
- Based on Merger progress and timing
- Over-weight Achievement of Financial Goals

Validate Strategic Reviews against Hypothesis
- Prioritize focus areas based on assessment



LEGEND:		STATUS		OWNER =	person accountable to the outcome
	= Major Focus Area	50%	= on plan, 50% complete		
	= Key Activity within a Focus Area		= managed issues		
	= Actions within an Activity		= off plan	◆ =	decision point
	= Activities that occur predominantly post-100 Days		= complete		

DETAILED LEVEL PLAN



	Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Week

G&A

Review current investment portfolio
- Capital and Expense
  - IT new development
  - Store capital - Open, Close, Reset
  - Web
  - Other
- Build revised/realigned Investment Portfolio

Assess internal general and administrative data
- Review financials
- Validate against hypothesis
- Prioritize focus areas based on assessment
  - Functional within Business Unit
  - Web site and supporting functions
  - BSD-Retail Cross-functional synergies

Assess key non-merch vendors and suppliers

Assess Corp Organizational structure
- Management talent / capability
- Prioritize focus areas based on assessment
  - Cross-functional synergies
  - Talent / capability gaps

Review HR policies and practices
- To meet regulatory requirements
- Understand HR Corp strategy and Organization
- Review key HR employee contracts / agreements

Review Compensation and Benefits
- Understand current benefits plans and contract terms
- Inventory health and wellness plans - employees and retirees
- Understand financial and legal obligations
- Develop strategy to rationalize and optimize benefits policies, plans and terms

Define org structure, reporting relationships, roles and responsibilities
- Rationalize corp titles, functions, and job descriptions
- Rationalize BU titles, functions, and job descriptions

LEGEND:		STATUS		OWNER =	person accountable to the outcome
■ = Major Focus Area		50%	= on plan, 50% complete		
■ = Key Activity within a Focus Area			= managed issues		
■ = Actions within an Activity			= off plan	◆ =	decision point
■ = Activities that occur predominantly post-100 Days			= complete		

99

DETAILED LEVEL PLAN

	Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Create action plans against G&A targets																
By Corporate Functional area																
Retail Field organization																
Regional																
District																
Retail Stores																
Time Allocation assessment - % cust facing																
Large format																
Small format																
BSD Field organization																
Direct																
Contract																
BSD Call Centers - internal and 3rd party																
Direct																
Contract																
Web																
Site Management and Content Management																
Site support and maintenance																
Cross functional synergies																
NA Retail and BSD																
Global																
Prioritize by $, cust experience, and support of strategic change																
Vendor/Supplier key contract renegotiations																
Top 10 largest contracts to lower cost near term																
Implement prioritized changes																
Renegotiate non-merch procurement contracts																
HR and Change Management task force																
Scorecard and Measure G&A reduction targets																
Escalate variances																
Modify plans to recapture variance																



LEGEND:
- = Major Focus Area
- = Key Activity within a Focus Area
- = Actions within an Activity
- = Activities that occur predominantly post-100 Days

STATUS
- 50% = on plan, 50% complete
- = managed issues
- = off plan
- = complete

OWNER = person accountable to the outcome
◆ = decision point

DETAILED LEVEL PLAN

STARBOARD VALUE®

Status	Owner



Week
1
2
3
4
5
6
7
8
9
10
11
12
13
14

Advertising

Assess current spend and effectiveness
- Measure effectiveness and historical trend
- By Advertising channel
  - Print
  - TV/Radio
  - Web
  - Mobile
  - Social
- Validate against hypotheses

Advertising Agency assessment
- Benchmark agency effectiveness
- Confirm current agency or begin process to change
  - Develop Agency change out plan

Adjust spend in controlled tests
- By customer segment
- By advertising channel
  - Print
  - TV/Radio
  - Web
  - Mobile
  - Social

Measure results
- to cost reduction targets
- against traffic and market share
- Escalate variances
- Start, Stop, Continue, Modify
- Make adjustments to attain results

LEGEND:		STATUS		OWNER =	
	= Major Focus Area	50%	= on plan, 50% complete		person accountable to the outcome
	= Key Activity within a Focus Area		= managed issues		
	= Actions within an Activity		= off plan	◆ =	decision point
	= Activities that occur predominantly post-100 Days		= complete		

DETAILED LEVEL PLAN



	Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Store Model - U.S. Footprint

Assess store performance of various models/sizes current deployed
- Against competition
- Customer perception of each
- Risk adjust based on length of time in market
- Validate against hypothesis
- Against potential new business strategies
  - Include customer research in assessment

Define near term plan to maximize store effectiveness
- By format in context of performance and lease
- Excess space scenarios
  - Build out options for excess space
  - Cost Benefit analysis for space options
- Prioritize changes
- Implement quick hit changes
  - to achieve quick hit improvements

Define mid-term excess space options

Scorecard and Measure
- Escalate variances

Store Model - U.S. New Store Opening

Assess NSO (New Store Opening) capability
- Review current NSO process
- Against external benchmark
- By store size
- Go-No go decision based on magnitude of cost take-out

Create action plans to reduce capital per NSO
- Cost reduction workout exercise
- Revised NSO capital and expense targets

Deploy new NSO process and cost structure

Measure NSO cost reductions to target
- Escalate variances
- Make adjustments to attain results

LEGEND:		
⬛	= Major Focus Area	
🟦	= Key Activity within a Focus Area	
🟧	= Actions within an Activity	
🟩	= Activities that occur predominantly post-100 Days	

STATUS	50%	= on plan, 50% complete
		= managed issues
		= off plan
		= complete

OWNER =	person accountable to the outcome
◆ =	decision point

102

DETAILED LEVEL PLAN

STARBOARD VALUE

Status	Owner



Week
1
2
3
4
5
6
7
8
9
10
11
12
13
14

Real Estate - U.S.

- **Quick-Hit Real Estate assessment**
  - Review current Real Estate plan
  - Pareto assessment
    - By market penetration versus competitor
    - By lease length and strength
    - By store size
  - Validate against hypotheses
  - Prioritize changes
- **Modify near-term Real Estate plan**
  - Store relocations
  - Store openings by size
  - Store closings
- **Real Estate Strategy - Define long term strategy**
  - Design to support modified customer/channel strategy
  - By market penetration versus competitor
  - By customer demographic and trends
  - Merge quick hit and long term strategies
- **Deploy long term Real Estate strategy**
  - Store relocations
  - Store openings by size
  - Store closings

Real Estate - International

- **Assess role of physical retail in international strategy**
  - 4 Wall Profitability analysis in total, by geography, by store
    - include Customer channel preference in assessment
  - Weight of International retail on G&A and Capital investment
    - Direct affect on International business
    - Affect on global cost and investment
  - Consider country specific market share
  - Consider country specific regulations
- **Define long term Real Estate strategy**
  - Stay/Exit decision
  - Build plan to fit strategy
- **Execute new strategy**

LEGEND:		STATUS		OWNER =	
	= Major Focus Area		50% = on plan, 50% complete		person accountable to the outcome
	= Key Activity within a Focus Area		= managed issues		
	= Actions within an Activity		= off plan	◆ =	decision point
	= Activities that occur predominantly post-100 Days		= complete		



STARBOARD VALUE®

	Status	Owner	Week 1	2	3	4	5	6	7	8	9	10	11	12	13	14

Distribution

Assess Physical Supply Chain
- DC and Transportation Network Design
- Transportation
    - Inbound from Supplier
    - DC and Direct to Store
    - Reverse Logistics
    - Carrier Management
- Distribution
    - Receiving, Putaway, Picking, Fulfillment
    - Cross Docking
    - Supplier Operational Compliance
    - Direct to Customer - Web and Store sales
- Store Operations
    - Scheduling, Receiving, Merchandising
    - Returns Processing
- Delivery
    - Benchmark current Delivery network
    - Design Revamped Delivery model
- Reverse logistics

Assess Inventory Management
- Inventory Planning and Execution
    - Demand and Lead time Forecasting
    - Order Cycle, Replenishment, Special Orders

Assess Merchandise Planning & Analysis
- Sales, Margin, and Inventory
- Markdown Planning and Execution
- Open-to-Buy

Create action plans and assess cost benefit of each
- Prioritize by $ and emerging biz strategy

Implement quick hit changes
- Project team by major deliverable

Measure Distribution improvement/cost reduction

LEGEND:
- = Major Focus Area
- = Key Activity within a Focus Area
- = Actions within an Activity
- = Activities that occur predominantly post-100 Days

STATUS
- 50% = on plan, 50% complete
- = managed issues
- = off plan
- = complete

OWNER = person accountable to the outcome
◆ = decision point

104

DETAILED LEVEL PLAN

Week

	Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14
Merchandising - Pricing, Buying, Sourcing																
Assess Merchandising effectiveness																
Against Price, Mix/SKU Rationalization, Sourcing																
Across direct, web, retail																
Across branded and private label																
Validate against hypotheses																
Assess Merchandising processes and capabilities																
Current state mapping																
Benchmark to Tool Provider experience																
Create action plans and assess cost benefit of each																
Across Category																
Category specific																
Prioritize by $, cust experience, and support of strategic change																
Design, build and implement Quick Hit initiatives																
Tap current Merch systems capability																
Portfolio tactics defined																
Assortment plan revised																
Transition planning and management																
SKU Rationalization																
Private Label improvements																
Pricing improvement go get																
Measure Merchandising Effectiveness Quick Hit changes																
Against each initiative's Improvement targets																
Across Productivity, Profitable Growth, Customer																
Escalate Store Merch Effectiveness variances																
Stop, Continue, Modify																
Make adjustments to attain results																
Initial Design of long term capability improvements																
Portfolio																
Assortment																
SKU Rationalization																
Private Label improvement																
Pricing improvement																
Implement long term capability improvement																



LEGEND:	= Major Focus Area	STATUS	50% = on plan, 50% complete	OWNER =	person accountable to the outcome
	= Key Activity within a Focus Area		= managed issues		
	= Actions within an Activity		= off plan	◆ =	decision point
	= Activities that occur predominantly post-100 Days		= complete		

DETAILED LEVEL PLAN

STARBOARD VALUE

Week

Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Merchandising - Store Reset Process

- **Assess Store Merch Reset capability**
  - Review current store level merch reset process
  - Against internal goals and external benchmarks
    - Cost, Lift, Operational execution
- **Create action plans and assess cost benefit of each**
  - By store model, geography, customer
  - Prioritize by $, cust experience
- **Store Merch Reset capability - finalize revised plan**
  - By store model and geography
  - By individual store
- **Measure Store Merch Reset process and cost reduction**
  - By store model and geography
  - By individual store
- **Escalate Store Merch Effectiveness variances**
  - Stop, Continue, Modify
  - Make adjustments to attain results



LEGEND:	= Major Focus Area	STATUS	50% = on plan, 50% complete	OWNER =	person accountable to the outcome
	= Key Activity within a Focus Area		= managed issues		
	= Actions within an Activity		= off plan	◆ =	decision point
	= Activities that occur predominantly post-100 Days		= complete		





	Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Merger Planning and Preparation

External Assessment of Merger Partner
- Similar Diligence Process to ODP Assessment
- Research to Understand Current Customer
- Validate Assumptions in Merger Business Case

Assess Strategic Considerations
- Brand and Strategic Positioning
- Consumer and SMB Customer
- Validate Business and Financial Value of Merger
  - What is Precious and What is Expendable

Organization and Talent Considerations
- Leadership Structure
- Organizational Structure
- Leadership Talent Assessment
- Metrics, Goals, Incentive Plans during Transition

Business Process Considerations - Initial View
- Accelerators and Barriers
- Business Capabilities to Support Merger
- Technology Capabilities to Support Merger

Tactical Investment Considerations
- New Store Openings
- Distribution Network
- Marketing and Branding and Advertising
- Web Site Capability and Systems Investments
- BSD Change Initiatives currently Underway

LEGEND:
- = Major Focus Area
- = Key Activity within a Focus Area
- = Actions within an Activity
- = Activities that occur predominantly post-100 Days

STATUS
- 50% = on plan, 50% complete
- = managed issues
- = off plan
- = complete

OWNER = person accountable to the outcome
- ◆ = decision point

DETAILED LEVEL PLAN

StarboardValue

Status	Owner


Week
1 2 3 4 5 6 7 8 9 10 11 12 13 14

Engagement Model

Assess Sales Effectiveness
- BSD selling model
- Retail selling model
- Validate against hypotheses
- Compensation and incentive model
- Services delivery effectiveness
  - Internally delivered
  - 3rd Party delivered

Assess Customer Support
- By channel
- By Customer segment

Design new Engagement model
- BSD Sales Leadership
- Retail selling model
- Compensation model
- Field execution model
- Platform to support sales effectiveness
  - Define requirements
  - Select platform
- Define and build Quick Hits

Implement Quick Hits
- Incremental to current engagement model

Implement new engagement model
- Define pilot approach
- Deploy new engagement model to pilot
- Change Management program to support

Measure Engagement model pilot

Scale new Engagement model

LEGEND:	= Major Focus Area	STATUS	50%	= on plan, 50% complete	OWNER =	person accountable to the outcome
	= Key Activity within a Focus Area			= managed issues		
	= Actions within an Activity			= off plan	◆ =	decision point
	= Activities that occur predominantly post-100 Days			= complete		

108

DETAILED LEVEL PLAN



	Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Omni-Channel

- **Assess core capabilities**
  - Scalability/Flexibility/Horizontal integration
    - By sales channel
    - By customer experience
  - Create Capability map
- **Assess core Systems**
  - Assess key systems required to support change
    - Stability/Scalability/Supportability
    - Architecture, Middle-ware, Infrastructure
      - Vertical or Horizontal implementation
    - Data Warehouse - Cust, Financial, Sales
      - History, Depth, Cross-business unit
    - Business Intelligence
      - Reporting, Score carding
      - AdHoc analytics
  - Create Systems to Capabilities map
- **Omni-Channel Customer experience**
  - Define Customer Portal architecture
  - Define Employee omni-visibility to Customer
  - Create Capability and Systems plan
- **Design and Deploy Omni-channel Capabilities**

LEGEND:		= Major Focus Area	STATUS	50%	= on plan, 50% complete	OWNER =	person accountable to the outcome
		= Key Activity within a Focus Area			= managed issues		
		= Actions within an Activity			= off plan	◆ =	decision point
		= Activities that occur predominantly post-100 Days			= complete		

109

DETAILED LEVEL PLAN



	Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Loyalty Program

Assess internal customer data and insights
    Validate against hypotheses
    Compare to brand promise
    Compare to competitors
    Measure all significant change plans against VPs

Create Customer Segments
    Perform a customer segmentation exercise
    Build out segment needs and value propositions
    Assess customer acceptance of value propositions
    Finalize go-forward customer segments

Customer loyalty and satisfaction measurement
    Assess internal customer metrics
    Validate against initial survey
    Select and implement NPS / cust sat method
    Measure Customer Loyalty trends
    Measure all significant changes against cust loyalty

Design new Loyalty Program
    Benchmark best-in-class Loyalty programs
    Validate against hypotheses
    Blend best-in-class with brand value proposition
    Select Program Partner and tap their expertise

Implement new Loyalty Program
    Define pilot approach
    Select pilot market
    Deploy pilot

Measure pilot success

Scale new Loyalty Program

LEGEND:		
⬛ = Major Focus Area	STATUS 🟩50% = on plan, 50% complete	OWNER = person accountable to the outcome
🟦 = Key Activity within a Focus Area	🟨 = managed issues	
🟧 = Actions within an Activity	🟥 = off plan	◆ = decision point
🟩 = Activities that occur predominantly post-100 Days	⬛ = complete	

DETAILED LEVEL PLAN

	Status	Owner	1	2	3	4	5	6	7	8	9	10	11	12	13	14

Week

Services / Category Extensions

Select new Categories

    Review currently in-process innovation pipeline

    Validate against hypotheses

Select new Services

    Compensation and incentive model

    Services delivery effectiveness

        Internally delivered

        3rd Party delivered

    Create benefits case and associated metrics

Design pilots

    Select partner/vendors

    Define pilot approach

    Define execution model

    Select pilot market

Implement changes

    Build out prioritized test environments

    Execute Prioritized tests

    Training and score carding

    Operations

Measure pilot success

    Measure test results

    Go No-Go

Scale new Services and Categories



LEGEND:	= Major Focus Area	STATUS	50%	= on plan, 50% complete	OWNER =	person accountable to the outcome
	= Key Activity within a Focus Area			= managed issues		
	= Actions within an Activity			= off plan	◆ =	decision point
	= Activities that occur predominantly post-100 Days			= complete		

111

DETAILED LEVEL PLAN



Week		1	2	3	4	5	6	7	8	9	10	11	12	13	14

	Status	Owner

100 Day Plan Deployment
- **Implement Program and Project Management**
  - Teams and tools in place
  - Change Management process in place
- **Put Governance in place**
  - Decision making, scorecarding, reporting
  - Steering Committee assigned and up and running
  - Investment and Spending Portfolio management

Business Unit Strategic Review
- **Assess North American Retail**
- **Assess Business Solutions Division**
- **Assess International**
- **Assess Potential Merger Implications by Business Unit**

100 Day Plan Operation
- **Manage to the 100 Day Plan milestones**
  - Regular review, update, revision, celebration
  - Escalation management
- **Communication Plan - internal, external**

100 Day Plan Outcomes
- **Analytics in place**
- **Assessments and findings complete**
- **Organizational changes implemented**
- **Launch Quick Hits**
- **Multi-year Plan created**
  - to achieve year 1 run rate targets
  - to drive long term value creation

LEGEND:			STATUS			OWNER =	person accountable to the outcome
	= Major Focus Area			50%	= on plan, 50% complete		
	= Key Activity within a Focus Area				= managed issues		
	= Actions within an Activity				= off plan	◆ =	decision point
	= Activities that occur predominantly post-100 Days				= complete		

112

THE END